John Hancock Financial Services U.S. Wealth Management Law Department 601 Congress Street Boston, MA 02210-2805 (617) 663-3192 Fax: (617) 663-2197 E-Mail: tloftus@jhancock.com
July 28, 2009
Alison T. White
Senior Counsel
U.S. Securities and Exchange Commission
Office of Insurance Products
100 F Street, NE
Washington, D.C. 20549-4644

Re:	John Hancock Life Insurance Company (U.S.A.) Separate Account H initial Form N-4 Registration Statement (File No. 333-159267)	John Hancock Life Insurance Company (U.S.A.) AnnuityNote Series 2 Variable Annuity Contracts

	John Hancock Life Insurance Company of New York Separate Account A initial Form N-4 Registration Statement (File No. 333-159268)	John Hancock Life Insurance Company of New York AnnuityNote Series 2 Variable Annuity Contracts
Dear Ms. White:
This letter supplements our letters dated July 16, July 21, and July 23, 2009 (the “Letters”). It responds to your additional comments provided during our phone conversation on July 24, 2009, regarding the initial Form N-4 Registration Statements referenced above, filed on May 15, 2009 (Accession Nos. 0000950135-09-004040 and 0000950135-09-004041). Your additional comments are shown in italics. In our responses, we use underlines to show proposed additions and ~~strikethroughs~~ to show deletions to the text of the prospectus.
Comment 1. Maturity Date later than 95th birthday of oldest Annuitant.
Please add language detailing the specific circumstances under which you would not consent to a contract owner selecting a Maturity Date that is later than the first day of the month following the 95th birthday of the Annuitant.
RESPONSE: We will revise the “General” paragraph under “V. Description of the Contract — Contract Provisions Applicable after the Maturity Date” as follows:
General
Generally, the Contracts contain provisions for the commencement of annuity payments to the Annuitant on the Contract’s Maturity Date. The current Maturity Date is the date ~~specified~~you specify, as shown on your Contract’s specifications page, ~~unless you change that~~ or, if you do not specify a date~~. If no date is specified~~, the Maturity Date is the first day of the month following the 95th birthday of the ~~oldest~~ Annuitant. You may ~~specify a~~ request a different Maturity Date (including a date later than the first day of the month following the 95th birthday of the Annuitant) at any time by written request at least one month before both the ~~date previously specified~~current and new Maturity Dates. Under our current administrative procedures, however, the new Maturity Date~~. The new Maturity Date~~ may not be later than the ~~previously specified Maturity Date~~ first day of the month following the 95th birthday of the Annuitant unless we consent~~. Maturity Dates which occur when the Annuitant is at an advanced age, e.g., past age 90, may have adverse income tax consequences (see “VII.~~ otherwise. We will deny our consent to a later Maturity Date based solely upon any current or future legal restrictions imposed by state laws and regulations or by the Internal Revenue Code and the IRS. Currently, for Nonqualified Contracts, the IRS has not provided guidance with respect to a maximum date on which annuity payments must start. In the event that any future rulings,

Alison T. White, Esq.
SEC Office of Insurance Products
July 28, 2009
regulations, or other pronouncements by the IRS provide us with guidance, we may need to restrict your ability to change to a Maturity Date under a Nonqualified Contract which occurs when the Annuitant is at an advanced age (i.e., past age 90). You should consult with a qualified tax advisor for information about potential adverse tax consequences for such Maturity Dates. For IRAs, distributions may be required before the Maturity Date (see “VII. Federal Tax Matters~~.”).~~ — Individual Retirement Account/Annuity (IRA) Contracts — Required Minimum Distributions ~~may be required from IRAs before the Maturity Date.~~”).
We believe that the additional foregoing language clarifies the circumstances under which we would consent to requests for advanced-age Maturity Dates (i.e., prior to the first day of the month following the 95th birthday of the Annuitant), and defines the circumstances under which we would be likely to withhold such consent. We understand “state laws and regulations” to cover not only state insurance law maximum ages and other prohibitions, but also cases of legal incapacity, non compos mentis, etc.
The Registrants hereby acknowledge that:
•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrants from their full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Registrants may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
Request for Acceleration
On behalf of the Registrants and John Hancock Distributors LLC, their Principal Underwriter, I have been authorized to request an order to accelerate the effectiveness of the above-referenced registration statements to the earliest possible time on July 31, 2009. I intend to make such request orally within one business day of the filing of Pre-Effective Amendment No. 2 to Registration Statement Nos. 333-159267 and 333-159268. As required by Rule 461(a) of the Act, the Registrants and Principal Underwriter certify that they are aware of their obligations under the Act.
Please do not hesitate to contact me on any matters regarding John Hancock’s variable annuity filings at (617) 663-3192 or, in my absence, please contact Arnold R. Bergman, Esq. at (617) 663-2184.
Very truly yours,
/s/ Thomas J. Loftus
Thomas J. Loftus
Senior Counsel — Annuities